UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2013 AND 2012, AND FOR THE THREE

MONTH PERIODS THEN ENDED

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT
OF FINANCIAL POSITION
As of March 31, 2013 and December 31, 2012
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2013	12.31.2012
ASSETS
NON CURRENT ASSETS
Properties, plant and equipment	8	6,117,953,099	6,016,865,275
Intangible assets	9	936,466,710	1,808,511,175
Biological assets		1,965,907	1,976,109
Investments in joint ventures	10	183,291,147	192,315,761
Investments in associates	11	138,085,012	132,546,155
Financial assets at fair value through profit and loss	12	322,174,110	303,792,067
Deferred tax asset	13	149,801,957	87,532,301
Trade and other receivables	14	408,798,056	422,059,202
Total non current assets		8,258,535,998	8,965,598,045

CURRENT ASSETS
Inventories		68,870,135	103,330,353
Biological assets		673,262	497,255
Infrastructure under construction		-	84,465,694
Financial assets at fair value through profit and loss	12	91,643,064	113,411,590
Trade and other receivables	14	1,445,134,638	1,541,543,369
Cash and cash equivalents	15	484,703,987	279,881,871
Total current assets		2,091,025,086	2,123,130,132
Assets classified as held for sale	31	1,407,286,544	235,196,934
Total assets		11,756,847,628	11,323,925,111

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2013 and December 31, 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2013	12.31.2012
SHAREHOLDERS´ EQUITY
Share capital	16	1,314,310,895	1,314,310,895
Additional paid-in capital		1,018,352,216	1,018,352,216
Reserve for directors’ options		252,642,039	250,405,701
Accumulated losses		(1,158,390,726)	(771,796,574)
Other comprehensive loss		(10,753,372)	(10,753,372)
Equity attributable to owners		1,416,161,052	1,800,518,866
Non-controlling interest		311,574,487	529,796,278
TOTAL EQUITY		1,727,735,539	2,330,315,144

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	17	2,368,591,446	2,231,163,921
Borrowings	18	2,379,390,588	2,218,483,028
Deferred revenues	19	34,365,761	264,427,265
Salaries and social security payable		18,947,547	17,460,281
Defined benefit plans		92,262,409	120,902,649
Deferred tax liabilities	13	504,356,183	628,929,449
Taxes payable		47,727,566	46,802,119
Provisions		82,377,088	85,527,822
Total non current liabilities		5,528,018,588	5,613,696,534

CURRENT LIABILITIES
Trade and other payables	17	2,061,551,136	1,687,978,624
Borrowings	18	799,083,953	790,916,969
Salaries and social security payable		385,062,941	447,870,658
Defined benefit plans		8,263,005	21,846,945
Taxes payable		287,538,812	263,804,006
Provisions		7,086,416	11,659,708
Total current liabilities		3,548,586,263	3,224,076,910
Liabilities associated to assets classified as held for sale	31	952,507,238	155,836,523
Total liabilities		10,029,112,089	8,993,609,967
Total liabilities and equity		11,756,847,628	11,323,925,111

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF OPERATIONS

For the three month periods ended March 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2013	03.31.2012

Sales	20	1,392,020,730	1,428,497,508
Cost of sales	21	(1,492,880,930)	(1,261,703,615)
Gross profit		(100,860,200)	166,793,893

Selling expenses	22	(127,323,636)	(83,123,268)
Administrative expenses	23	(120,381,854)	(102,179,582)
Other operating income	24	43,116,849	55,825,448
Other operating expenses	24	(17,511,631)	(19,730,745)
Loss of joint ventures	10	(10,223,048)	(5,219,598)
Share profit of associates	11	5,538,857	2,072,023
Operating loss		(327,644,663)	14,438,171

Financial income	25	33,758,111	19,271,931
Financial cost	25	(194,601,437)	(130,801,653)
Other finance results	25	(62,270,698)	(26,710,728)
Financial results, net		(223,114,024)	(138,240,450)
Loss before income tax		(550,758,687)	(123,802,279)

Income tax		72,773,895	12,477,932
Loss for the period from continuing operations		(477,984,792)	(111,324,347)

Discontinued operations	31	(128,037,923)	39,965,000
Loss for the period		(606,022,715)	(71,359,347)

Total loss of the period attributable to:
Owners of the company		(386,594,152)	(47,191,787)
Non - controlling interest		(219,428,563)	(24,167,560)
		(606,022,715)	(71,359,347)

Total loss of the period attributable to owners of the company:
Continuing operations		(299,876,703)	(68,187,051)
Discontinued operations		(86,717,449)	20,995,264
		(386,594,152)	(47,191,787)

Loss per share attributable to the equity holders of the company during the period
Basic and diluted loss per share from continuing operations	26	(0.2281)	(0.0519)

Basic (loss) earnings per share from discontinued operations	26	(0.0660)	0.0160
Diluted (loss) earnings per share from discontinued operations	26	(0.0660)	0.0143

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three month periods ended March 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560
Reserve for directors’ options	-	-	2,236,338	-	-	-	2,236,338	-	2,236,338
Variation in non-controlling interest	-	-	-	-	-	-	-	8,724,071	8,724,071

Loss for the three-month period	-	-	-	-	-	(47,191,787)	(47,191,787)	(24,167,560)	(71,359,347)
Comprehensive loss for the three-month period	-	-	-	-	-	(47,191,787)	(47,191,787)	(24,167,560)	(71,359,347)

Balance as of March 31, 2012	1,314,310,895	1,536,759,469	243,696,687	27,396,793	(12,650,920)	(715,098,153)	2,394,414,771	1,312,520,851	3,706,935,622

Reserve for directors’ options	-	-	6,709,014	-	-	-	6,709,014	-	6,709,014
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	-	27,396,793	-	-	-
Additional paid-in capital absorptions - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	(25,189,228)	(25,189,228)
								-
Loss for the complementary nine-month period	-	-	-	-	-	(602,502,467)	(602,502,467)	(405,707,969)	(1,008,210,436)
Other comprehensive loss for the complementary nine-month period	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Comprehensive loss for the complementary nine-month period	-	-	-	-	1,897,548	(602,502,467)	(600,604,919)	(404,566,219)	(1,005,171,138)

Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

   The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three month periods ended March 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital (Note 16)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	2,236,338	-	-	-	2,236,338	-	2,236,338
Sale of subsidiaries	-	-	-	-	-	-	-	1,206,772	1,206,772

Loss for the three-month period	-	-	-	-	-	(386,594,152)	(386,594,152)	(219,428,563)	(606,022,715)
Comprehensive loss for the three-month period	-	-	-	-	-	(386,594,152)	(386,594,152)	(219,428,563)	(606,022,715)

Balance as of March 31, 2013	1,314,310,895	1,018,352,216	252,642,039	-	(10,753,372)	(1,158,390,726)	1,416,161,052	311,574,487	1,727,735,539

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the three month periods ended March 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2013	03.31.2012
Cash flows from operating activities:
Loss of the period		(606,022,715)	(71,359,347)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax		(72,773,895)	(12,477,932)
Interest accruals	25	137,257,940	95,731,696
Depreciations and amortizations	21, 22 and 23	86,812,324	93,140,221
Reserve for directors’ options	23	2,236,338	2,236,338
Constitution (Recovery) of accruals, net		13,051,504	(12,343,085)
Share loss of joint arrangements and associates	10 and 11	4,684,191	3,147,575
Accrual of defined benefit plans	21, 22 and 23	8,458,694	8,785,668
Foreing currency exchange difference	25	103,868,241	41,977,434
Proceeds from current value measurement	25	17,208,838	1,077,629
Changes in the fair value of financial instruments	25	(31,173,713)	(13,871,551)
Result from repurchase of financial debt	25	(27,582,740)	-
Other		(945,303)	(1,138,976)
Discontinued operations		134,188,511	143,207,123
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables		(102,705,892)	218,318,969
Increase in inventories		(9,381,792)	(5,387,206)
Increase in trade and other payables		441,632,819	63,289,638
(Decrease) Increase in salaries and social security payable and defined benefit plans		(17,101,056)	43,918,662
Increase (Decrease) in taxes payable		55,147,588	(186,611,775)
Decrease in provisions		(2,687,060)	(592,636)
Increase by founds obtained of the program of rational use of energy		129,684,539	78,778,745
Dividend paid to third parties by subsidiaries		-	(560,000)
Net cash generated by operating activities		263,857,361	489,267,190

Cash flows from investing activities:
Purchases of property, plant and equipment		(202,528,840)	(115,012,585)
Purchases of financial assets at fair value through profit and loss		(54,212,399)	(49,007,183)
Purchases of biological assets		(176,007)	-
Collection from dividends		6,031,993	-
Receivables from sale of financial assets at fair value		85,342,188	91,769,976
Advance sale of subsidiaries		15,426,300	-
Capital contribution in joint ventures		(205,386)	-
Discontinued operations		(9,408,085)	(16,525,000)
Net cash used in investing activities		(159,730,236)	(88,774,792)

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM STATEMENT

OF CASH FLOWS

For the three month periods ended March 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2013	03.31.2012
Cash flows from financing activities:
Proceeds from borrowings		205,896,750	528,712,041
Payment of borrowings		(112,059,076)	(713,031,574)
Payment of repurchase of financial debt		(26,897,282)	-
Discontinued operations		3,257,497	(76,663,318)
Net cash generated by (used in) financing activities		70,197,889	(260,982,851)

Financial results generated by cash and cash equivalents		30,497,102	11,617,650

INCREASE IN CASH AND CASH EQUIVALENTS		204,822,116	151,127,197

Cash and cash equivalents at the beginning of the year	15	279,881,871	304,235,059
Cash and cash equivalents at the end of the period	15	484,703,987	455,362,256

ADDITIONAL INFORMATION

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(7,998,409)	-
Borrowing costs capitalized in property, plant and equipment		9,356,000	4,948,000

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the three month periods ended March 31, 2013 and 2012

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

GLOSSARY OF TERMS

The following definitions are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined cycle
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
EGSSAH	EGSSA Holding S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Grupo Dolphin	Grupo Dolphin S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
NIC	International Accounting Standards
NIIF	International Accounting Standards and Interpretations Interpretations Committee International Financial Reporting Standards
PEPASA	Petrolera Pampa S.A.
PG	Pampa Generación S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
PYSSA	Préstamos y Servicios S.A.
SACME	SACME S.A.
ES	Secretary of Energy
The Company/Group	Pampa Energía S.A. and its subsidiaries
TG	Gas turbine
TGS	Transportadora de Gas del Sur S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Steam turbine
UTE Apache	Apache Energía Argentina S.R.L. - Petrolera Pampa S.A., Unión Transitoria de Empresas - Estación Fernandez Oro y Anticlinal Campamento
VCP	Short-term securities

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company through Transener joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,656 km of lines of its own, as well as 6,158 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.7 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at March 31, 2013 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these unaudited consolidated condensed interim financial statements and should be interpreted considering these circumstances.

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the Financial statements for the year ended December 31, 2012, with the exception of the changes stated below.

Generation

On March 22, 2013, the ES passed Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the MEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

a.         Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the MEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy covered by contracts regulated by the ES having a differential remuneration under ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

The new remuneration scheme applies to economic transactions as from the month of February, 2013. However, its actual application to each specific generating agent requires that it should waive all and any administrative and/or judicial claims it may have brought against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03.

Covered Generators not meeting this waiver demand will remain under the preexisting scheme.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the PPAD in power remuneration hours (“prh”). This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent based on the degree of compliance with the DO makes a distinction between the following technologies:

a)         Conventional thermal technology (TG, TV, CC), the parameters of which are defined by the Resolution, entitling the generator to the collection of different percentages of the Fixed Costs Remuneration (100%, 75%, 50% and 35%);

b)         Hydroelectric technologies (HY), the parameters of which will be defined by the ES;

c)          The parameters of the other technologies will be defined by the ES.

Technology and scale	Ps./MW-prh
TG units with power (P) < 50 Mw	48.00
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
CC units with power (P) < 150 Mw	37.20
CC units with power (P) > 150 Mw	31.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		Target availability		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the new Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 Ps./MW-prh.

ii.       Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	Ps./MWh
TG units with power (P) < 50 Mw	19.00	33.25	-
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00
CC units with power (P) < 150 Mw	19.00	33.25	-
CC units with power (P) > 150 Mw	19.00	33.25	-

Hydroelectric Units	Ps./MW-prh
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00
HI units with power (P) > 300 Mw	17.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

iii.     Additional Remuneration: it applies only to Covered Generators. Part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

	Allocation
	Generator Ps./MWh	Trust Ps./MWh
TG units with power (P) < 50 Mw	8.75	3.75
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
CC units with power (P) < 150 Mw	8.75	3.75
CC units with power (P) > 150 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

The detailed remuneration makes up the whole remuneration collectable by Covered Generators, previously discounting the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by said agents.

To all effects indicated in the previous paragraph, Covered Generators should file, for each transaction month, a sworn statement accompanied by supporting documentation duly certified by an external auditor declaring the billing issued for its commitments with the MAT, which will be compared with the deductions made in the economic transactions conducted by CAMMESA. In case of inconsistency in the monetary volumes billed by a Covered Generator where the difference is favorable to it, CAMMESA will invoice such difference to the agent.

Payment Priority

The Resolution sets forth that ES Resolution No. 406/03 will not apply to the new remuneration scheme and provides for two different payment priorities. The first one covers the payment of the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel values. The second one comprises the Additional Remuneration. However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of said costs, two conditions should be met: (i) on the Resolution’s effective date, costs should be recognized by CAMMESA; and (ii) said costs should result from contractual relationships taken on before the Resolution’s effective date.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector.

Additionally, the Resolution provides that the ES will define the mechanisms for assigning to the trust the LVFVDs accrued by the generating agents and not allocated to a project.

Suspension of contracts in the MAT

The Resolution suspends the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

After the passing of the Resolution, the ES issued regulatory notes No. 1807/13, 1808/13, 2052/13 and 2053/13.

As regards the suspension of contracts in the MAT, ES Note No. 1807/13 established a system which will allow Generating Agents to continue managing the collection of the billings issued by CAMMESA to MEM’s Large Users which used to be the generator’s clients but which were forced to meet their demand directly from CAMMESA. Generating Agents will have to formally declare their will to conduct such collection, which will be made at their own risk.

Subsequently, ES Note No. 2052/13 set forth that MAT’s contracts effective as from May 1, 2013, provided the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by CAMMESA for a maximum term of three months as from their effective date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, the criteria for the implementation of the Resolution were passed. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth by Section 12 of the Resolution. CAMMESA will make adjustments in the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was informed, whichever occurs later, unless there is an ES specific provision in this respect.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation and short-term reserve services will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of said resolution.

Furthermore, the ES instructed CAMMESA to classify the Covered Generators’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1.

As regards the supply of fuel for generation purposes, the extension of the assignment mechanisms contemplated in ES Notes No. 6866/09, 7584/10, 7585/10 and 922/11 was provided for, thus excluding the application of the minimum remuneration contemplated in section 7 of the first of the above-mentioned notes. This extension will apply to adhering agents not expressing their rejection.

As at the date hereof, the Company and its subsidiaries from the generation segment are analyzing the implications of these Resolutions and, therefore, they have not yet waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Agreement and/or ES Resolution No. 406/03.

b.     Receivables from MEM generators

As of March 31, 2013 the Company and its controlled companies register LVFVD which, with accrued interest, amount to a total Ps. 433.3 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 76.7 million;

b.       LVFVDs allocated to certain “WEM Supply Commitment Agreements” amounting to Ps. 240.9 million;

c.        LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” (the "Agreement 2008-2011") for Ps. 60 million;

d.       LVFVDs generated during the three-month period ended March 31, 2013 and the year ended December 31, 2012 for an amount of Ps. 55.7 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2012 the Company and its controlled companies register LVFVD which, with accrued interest, amount to a total Ps. 410.4 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 78.5 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 234.2 million;

c.        LVFDVs allocated to the Agreement 2008-2011 for Ps. 57.9 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 39.8 million.

Transmission

As at March 31, 2013, disbursements from CAMMESA were lower than 60% of the amounts stipulated in the Addendums II, and no amounts have been received regarding the additional amounts destined to system investments provided for in the Agreement.

The following chart details the amounts collected and the balance pending disbursement regarding Addendums II:

	Million Pesos
	Transener	Transba	Total
Amounts owed pursuant to the Agreement	294.1	119.1	413.2
Cancellation of financing as at Jan. 17, 2011	(107.3)	(32.2)	(139.5)
Amounts for investments and other items	102.9	47.2	150.1
Total amount of Addendums II	289.7	134.1	423.8
Amounts collected from Addendums II as at 03.31.2013	(175.0)	(97.0)	(272.0)
Balance pending disbursement as at 03.31.2013	114.7	37.1	151.8

Liabilities for all disbursements collected in consideration of Addendums II as at March 31, 2013 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Agreement..

Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through Addendas II. Consequently, both companies have disclosed revenues from sales amounting to Ps. 19.5  million and Ps. 5.1 million, and earned interest amounting to Ps. 17.8  million and Ps. 5.6 million during the three month periods ended March, 31 2013 and 2012, respectively.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the periods three months ended March 31, 2013 and 2012 have been prepared in accordance with the provisions of NIC 34 "Interim Financial Reporting".

This condensed consolidated interim financial information should be read in conjunction with the consolidated financial statements of the Company at December 31, 2012.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

These unaudited consolidated condensed interim financial statements are expressed in pesos. They have been prepared under the historical cost convention, as modified by the measurement of financial assets and financial liabilities at fair value through profit or loss.

The unaudited consolidated condensed interim financial statements for the three-month periods ended March 31, 2013 and 2012 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three-month periods ended March 31, 2013 and 2012 does not necessarily reflect in proportion the Company’s results for the complete fiscal years.

These unaudited consolidated condensed interim financial statements have been drawn up for their issuance by the Company’s Board of Directors on May 10, 2013.

Comparative information

Balances as of December 31, 2012 and for the three month period ended March 31, 2012, as set out in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current year presentation.

NOTE 4: ACCOUNTING POLICIES

The accounting policies adopted for these unaudited consolidated condesed interim financial statements are consistent with those used in the consolidated financial statements corresponding to the last fiscal year, prepared under IFRS, which ended December 31, 2012, except for the changes described below, which have not had a significant impact on the financial position and results of operations of the Company

-          NIC 1 (reviewed in 2011) - “Presentation of Financial Statements”: In June, 2011, the IASB issued a provision requiring entities to divide the items disclosed under “Other Comprehensive Income” into two groups based on whether they may or may not be recycled to profit or loss.

The item “Other Comprehensive Income” disclosed in the Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity corresponds to the recognition of actuarial losses arising from experience adjustments and changes in actuarial assumptions, which will not be recycled through the income statement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

-          IFRS 13, “Fair value measurements”: was issued in may 2011 and sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date. IFRS 13 requires the disclosure of financial instruments, which are measured level-wise at their fair value (Note 28).

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated condensed interim financial statements requires the management of the Company to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the financial statements, as well as the disclosure of income and expenses during such period.

In the preparation of these unaudited consolidated condensed interim financial statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2012.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTE 6: FINANCIAL RISK MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No meaningful changes have been recorded in risk management policies since the last year.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: INVESTMENTS IN SUBSIDIARIES

a)    Subsidiaries information

The following table shows the subsidiaries under the direct or indirect control of the Company. Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			03.31.2013	12.31.2012
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Operating	100.00%	100.00%
CTG	Argentina	Operating	92.56%	92.56%
CTLL	Argentina	Operating	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
EGSSAH	Argentina	Investment	78.57%	78.57%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
PEPASA	Argentina	Operating	100.00%	100.00%
Powerco	Argentina	Operating	100.00%	100.00%
PRESA (1)	Argentina	Operating	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) PRESA’s principal is made up of ordinary shares, each carrying the right to five votes.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, company indirectly controlled through IEASA, as mentioned in reference b) below.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

b)    Summarised financial information for each subsidiary that has significant non-controlling interest

Below is the summary consolidated financial information of Edenor, a company controlled indirectly by the Company through IEASA and PISA with 55.41% interest.

i.      Summary statement of financial position

	03.31.2013	12.31.2012
Non current assets	4,555,068,719	5,309,090,689
Current assets	1,190,956,780	1,268,949,992
Assets classified as held for sale	1,396,070,556	223,398,072
Total assets	7,142,096,055	6,801,438,753

Non current liabilities	3,898,842,231	4,100,507,419
Current liabilities	2,307,763,185	2,054,377,105
Liabilities associated to assets classified as held for sale	955,430,197	157,266,683
Total liabilities	7,162,035,613	6,312,151,207

Non-controlling interest	72,313,781	71,107,004

Total Equity	(19,939,558)	489,287,546

ii.    Summary statement of total comprehensive income

	03.31.2013	03.31.2012
Sales	836,378,883	709,109,000
Cost of sales	(914,034,907)	(699,356,000)
Operating loss	(272,850,209)	(114,172,000)
Finance results, net	(172,779,942)	(56,154,000)
Loss for the period from continuing operations	(414,145,410)	(129,383,000)
Discontinued operations	(96,288,469)	39,965,000
Loss for the period	(510,433,879)	(89,418,000)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

iii.  Summary statement of cash flows

	03.31.2013	03.31.2012
Net cash generated by operating activities	278,955,422	303,948,000
Net cash used in investing activities	(199,429,577)	(116,275,000)
Net cash used in financing activities	(3,435,259)	(69,102,000)

NOTE 8: PROPERTIES, PLANT AND EQUIPMENT

	03.31.2013	03.31.2012

Net book value al the beginning of the year	6,016,865,275	5,870,229,560
Increases	221,646,029	137,859,581
Decreases	(5,399,000)	(3,417,959)
Decreases from discontinued operations	(34,256,813)	-
Depreciations	(80,902,392)	(86,257,717)
Net book value at the end of the period	6,117,953,099	5,918,413,465

Borrowing costs capitalized in the book value of property, plant and equipment during the three month periods ended March 31, 2013 and 2012 amounted to Ps. 9.36 and Ps. 4.95 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the three month periods ended March 31, 2013 and 2012 amounted to Ps. 40.86 and Ps. 22.57 million respectively.

NOTE 9: INTANGIBLE ASSETS

	03.31.2013	03.31.2012

Net book value al the beginning of the year	1,808,511,175	1,676,917,004
Increases	-	23,224,530
Decreases	-	(3,523,887)
Decreases from discontinued operations	(866,144,735)	-
Depreciations	(5,899,730)	(6,882,504)
Net book value at the end of the period	936,466,710	1,689,735,143

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: INVESTMENTS IN JOINT VENTURES

	03.31.2013	03.31.2012
At the beginning of the year	192,315,761	222,219,616
Capital increase	1,198,434	-
Participation in loss	(10,223,048)	(5,219,598)
Al the end of the period	183,291,147	217,000,018

The Company’s joint businesses which are deemed meaningful of the Management’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	% Participation	Nature of the related
Citelec	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in Citelec, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,656 km of own lines, as well as 6,185 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

i.      Summary consolidated statements of financial position

	03.31.2013	12.31.2012
Non current assets	1,234,711,036	1,257,728,042
Current assets	322,022,764	396,114,394
Total assets	1,556,733,800	1,653,842,436

Non current liabilities	860,037,452	845,160,362
Current liabilities	219,951,674	297,585,850
Total liabilities	1,079,989,126	1,142,746,212

ii.    Summary statement of total comprehensive loss

	03.31.2013	03.31.2012
Sales	131,603,310	122,297,155
Operating loss	(45,502,422)	(30,611,326)
Finance results, net	(8,300,901)	5,365,615
Comprehensive loss of the period	(36,748,423)	(17,162,185)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: (Continuation)

iii.  Summary statements of cash flows

	03.31.2013	03.31.2012
Net cash used in operating activities	(85,179,059)	(23,871,699)
Net cash generated by (used in) investing activities	21,201,465	(11,570,001)
Net cash generated by (used in) financing activities	40,900,443	(7,849,463)

The following chart includes a reconciliation of the proportional equity value corresponding to the main joint ventures and the book value of the Company’s interest in them:

	03.31.2013	03.31.2012
Equity method	119,580,897	149,994,798
Adjustments (1)	63,710,250	67,005,220
Total investments in joint ventures	183,291,147	217,000,018

(1) Includes adjustments for repurchase of financial debt and depreciation of property, plant and equipment.

NOTE 11: INVESTMENTS IN ASSOCIATES

	03.31.2013	03.31.2012
At the beginning of the year	132,546,155	130,670,423
Participation in profit	5,538,857	2,072,023
Al the end of the period	138,085,012	132,742,446

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA, the Company holds an interest in CIESA, a company which owns 51% of the capital stock of TGS. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: (Continuation)

i.      Summary consolidated statements of financial position

	03.31.2013	12.31.2012
Non current assets	4,064,752,000	4,083,683,000
Current assets	1,599,148,000	1,512,790,000
Total assets	5,663,900,000	5,596,473,000

Non current liabilities	2,883,182,000	2,806,572,000
Current liabilities	753,548,000	816,038,000
Total liabilities	3,636,730,000	3,622,610,000

Non - controlling interest	994,515,000	996,596,000

Equity	2,027,160,000	1,973,863

ii.    Summary statements of total comprehensive income

	03.31.2013	03.31.2012
Sales	825,733,000	645,030,000
Operating gain	269,362,000	174,372,000
Finance results, net	(96,755,000)	(81,692,000)
Comprehensive profit of the period	111,271,000	59,489,000

iii.  Summary statements of cash flows

	03.31.2013	03.31.2012
Net cash generated by operating activities	287,802,000	174,787,000
Net cash used in investing activities	(34,954,000)	(47,071,000)
Net cash used in financing activities	(68,868,000)	-

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	03.31.2013	03.31.2012
Equity method	103,265,516	70,256,004
Adjustments (1)	34,819,496	62,486,442
Total investments in associates	138,085,012	132,742,446

(1) Includes additional value of the investment in associate.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	Note	03.31.2013	12.31.2012

Shares in other companies - Related parties	29.f	57,937,284	58,608,616
Trusts - Related parties	29.f	261,946,419	241,829,350
Shares in other companies		70,630	70,630
Government securities		2,219,777	3,283,471
		322,174,110	303,792,067

Current

Government securities		56,534,226	80,851,443
Corporate securities		27,580,127	26,365,059
Shares in other companies		7,528,711	6,195,088
		91,643,064	113,411,590

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	03.31.2013	12.31.2012
Tax los-carryforwards	261,440,135	198,228,292
Intangible assets	-	41,986,482
Trade and other receivables	58,147,656	49,445,145
Cash and cash equivalents	1,650,166	845,458
Trade and other payables	182,943,525	183,467,035
Salaries and social security payable	31,048,757	45,065,810
Salaries and social benefits	11,107,712	17,366,782
Infrastructure under construction	-	27,924,232
Provisions	29,149,719	31,110,763
Taxes payable	20,157,714	4,437,223
Other	78,782	59,195
Deferred tax asset	595,724,166	599,936,417

Property, plant and equipment	(581,286,881)	(681,444,110)
Intangible assets	(253,430,320)	(254,382,281)
Trade and other receivables	(82,362,259)	(87,054,787)
Borrowings	(32,089,859)	(27,980,602)
Assets classified as held for sale	-	(89,421,740)
Other	(1,109,073)	(1,050,045)
Deferred tax liabilities	(950,278,392)	(1,141,333,565)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, ascertained after their proper offset, are disclosed in the consolidated statement of financial position:

	03.31.2013	12.31.2012
Deferred tax asset	149,801,957	87,532,301
Deferred tax liabilities	(504,356,183)	(628,929,449)
Net deferred tax liabilities	(354,554,226)	(541,397,148)

NOTE 14: Trade and Other receivables

Non Current	Note	03.31.2013	12.31.2012

Receivables from energy distribution		45,530,534	45,687,536
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	364,493,163	337,458,681
Present value discount of assets at amortized cost		(128,143,353)	(116,231,524)
Other		677,538	2,042,435
Trade receivables, net		282,557,882	268,957,128

Tax credits:
- Value added tax		22,416,250	25,303,802
- Tax on gross sales		11,796,332	12,360,267
- Income tax		115,483,979	126,593,544
- Tax on banking transactions		18,613,121	15,103,898
- Other tax credits		64,657	509,353
Borrowings		17,392,019	30,256,335
Related parties	29.f	7,182,868	6,671,076
Other		2,751,401	2,727,469
Allowance for other receivables		(69,460,453)	(66,423,670)
Other receivables, net		126,240,174	153,102,074

Total Non Current		408,798,056	422,059,202

Current

Receivables from energy distribution		802,923,860	928,316,575
Receivables from Argentine Wholesale Electric Market		100,028,410	115,512,113
CAMMESA		240,615,374	231,643,654
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	68,766,458	72,904,322
Discount for fair value		(1,439,027)	(1,321,292)
Debtors for services rendered		10,101,099	5,403,491
Receivables from oil and liquid sales		574,835	4,588,628
Debtors in litigation		20,956,472	20,670,270
Related parties	29.f	1,166,054	1,014,243
Other		4,111,285	6,858,038
Allowance for doubtful accounts		(51,361,423)	(66,610,421)
Trade receivables, net		1,196,443,397	1,318,979,621

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: (Continuation)

	Nota	03.31.2013	12.31.2012
Tax credits:
- Value added tax		44,850,847	47,720,578
- Tax on gross sales		2,720,987	2,991,057
- Income tax		773,802	1,220,247
- Withholding of social security contributions		1,838,960	3,619,672
- Other tax credits		5,143,902	605,446
Advances to suppliers		35,804,743	72,624,141
Advances to employees		4,775,871	4,094,995
Related parties	29.f	9,583,238	7,124,166
Prepaid expenses		26,728,237	25,824,330
Other receivables from non-electricity activities		28,926,172	27,521,000
Granted loans		3,367,698	6,045,342
Deposits in guarantee		3,120,671	2,769,617
Deposits in litigation		3,854,252	4,215,761
Receivables from FOCEDE Resolution No. 347/12		74,400,606	3,789,000
Receivables from the sale of financial instruments		15,111,500	14,348,862
Other		14,239,458	21,163,367
Allowance for other receivables		(26,549,703)	(23,113,833)
Other receivables, net		248,691,241	222,563,748

Total Current		1,445,134,638	1,541,543,369

NOTE 15: CASH AND CASH EQUIVALENTS

	03.31.2013	12.31.2012

Cash	1,684,178	1,821,923
Banks	130,010,832	88,729,161
Securities deposit	52,338	1,025,626
Time deposits	164,638	14,115,826
Mutual funds	352,792,001	174,189,335
	484,703,987	279,881,871

NOTE 16: SHARE CAPITAL

At March 31, 2013 and December 31, 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: TRADE AND OTHER PAYABLES

Non Current	Note	03.31.2013	12.31.2012

Suppliers		85,082,791	83,815,019
Customer contributions		59,126,750	95,722,750
Customer guarantees		58,782,809	57,784,582
Accounts payable		202,992,350	237,322,351

Programme of rational use of energy		1,407,445,183	1,277,760,644
Fines and bonuses		655,778,499	617,010,872
Guarantees executed		102,375,414	98,297,986
Other		-	772,068
Other liabilities		2,165,599,096	1,993,841,570

Total Non Current		2,368,591,446	2,231,163,921

Current

Suppliers		674,056,808	675,248,738
CAMMESA		1,065,642,187	698,608,610
Customer contributions		147,485,057	68,236,868
Funding contributions substations		62,344,000	53,286,000
Fees and royalties		5,520,890	7,010,556
Customer advances		7,220,048	1,288,203
Customer guarantees		1,124,003	1,096,740
Related parties	29.f	104,893	128,369
Accounts payable		1,963,497,886	1,504,904,084

Programme of rational use of energy		-	74,693,099
Fines and bonuses		31,867,104	45,031,170
Dividends payable		-	7,508,591
Advances for acqusition of subsidiaries		22,803,300	7,377,000
Advances on works to be executed		34,064,205	34,064,205
Related parties	29.f	3,345,866	-
Other		5,972,775	14,400,475
Other liabilities		98,053,250	183,074,540

Total Current		2,061,551,136	1,687,978,624

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: BORROWINGS

Non current	Note	03.31.2013	12.31.2012

Financial loans		135,506,321	121,444,859
Corporate bonds		2,243,884,267	2,097,038,169
		2,379,390,588	2,218,483,028

Current

Bank overdrafts		59,375,451	160,755,144
Short-term securities		202,314,951	101,100,014
Financial loans		145,545,373	97,205,856
Corporate bonds		245,826,308	293,807,931
Related parties	29.f	146,021,870	138,048,024
		799,083,953	790,916,969

The main variations in the Group's financial structure during the three-month period ended March 31, 2013 and until the date of emission of these unaudited consolidated condensed interim financial statements are described below:

i.      CTG

Cancellation of 2013 Bonds

During the month of March, 2013, CTG cancelled all of its 2013 Bonds for a face value of US$ 6.1 million Issuance of Corporate Bonds.

Refinancing of CTG’s loans

On February 28, 2013, CTG executed a syndicated loan to renew open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., Standard Bank Argentina S.A, Santander Rio S.A. and Citibank N.A. This loan will be payable in two tranches, one in the amount of Ps. 61.3 million at the Private Badcor rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate. Interest will be repayable on a quarterly basis as from the granting date, whereas principal will be repayable 365 days as from the granting of the loan.

Issuance of Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) effective as from February 13, 2013, on March 6, 2013, the Company issued Class 3 and 4 Corporate Bonds (“Class 3 and 4 CB”) for a face value of Ps. 36.7 million and US$ 9.5 million (converted at an initial exchange rate of Ps. 5.0448/US$) accruing interest at the Private Badlar rate plus a 400 basis points margin at a 3% rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds were wholly allocated to the refinancing of liabilities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

Out of all Class 3 and 4 CBs, Class 1 Corporate Bonds for a total Ps. 3.8 million and Class 2 Corporate Bonds for a total Ps. 14 million have been subscribed in kind. Class 1 CBs were wholly cancelled on March 6. After the issuance of Class 3 and 4 CBs, the outstanding Class 2 CBs amount to Ps. 37.7 net of CTG’s portfolio holdings.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for the swap, the result of the issuance of Class 3 and 4 CBs, net of the placement commissions, resulted in a net income of funds amounting to approximately Ps. 23 million.

ii.    CPB

Financing Cammesa II

On January 8, 2013, CPB executed a loan agreement with CAMMESA stipulating the terms for the financing of a major maintenance work in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of said maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed CPB of the modification to said financing pursuant to the provisions approved by ES Resolution No. 356/13 increasing financing to Ps. 32.7 million plus the added-value tax in order to cover 100% of the maintenance cost.

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

As at the issuance hereof, CPB has received partial advances from this financing amounting to Ps. 31 million.

iii.  PEPASA

Global Programme of securities representing short-term debt

On March 27, 2013, PEPASA perfected the issuance of its Class 5 and Class 6 VCPs for an amount of Ps. 77.8 million and US$ 4.3 million (at an initial 5.1077 exchange rate), respectively. Class 5 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate (passive interest rate based on the average rates for fixed-term deposits of amounts above Ps. 1 million and at terms of 30 to 35 days in private banks of the City of Buenos Aires and Greater Buenos Aires) applicable to the interest periods on each payment date plus a 2.99% spread. Class 6 VCPs accrue interest at a 0.01% nominal annual fixed rate. For both classes, principal will be repaid in a lump sum in pesos 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. Obtained resources have been destined to investments in fixed assets.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

iv.   CTLL

Meeting of CTLL`s Corporate Bondholders

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        It was resolved to capitalize interest maturing in March and September 2013.

-        Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

-        During a term of six years as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. As from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

Bank loans

On April 5, 2013, Citibank NA’s Argentine branch granted financing for an amount of Ps. 49 million, which accrues interest: (i) at a 19% rate for the period comprised between the disbursement date and July 1, 2013; (ii) at a 20.5% rate for the period comprised between July 1, 2013 and July 1, 2014; and (iii) 22.25% for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four quarterly installments, the first one maturing on April 1, 2014.

v.     Edenor

Repurchase of corporate bonds maturing in 2022

During this current period, the Company and its subsidiaries acquired Edenor’s corporate bonds maturing in 2022 for a nominal value of up to US$ 10.5 million. As a result of these debt buy-back operations, the Company and its subsidiaries have recorded consolidated income in the amount of Ps. 27.6 million, which is disclosed under “Other financial results” in the income statement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: (Continuation)

vi.   PESA

TGS Financing

On April 26, 2013, the parties agreed on the following amendments to the loan agreement:

i)       The maturity date will be October 6, 2014, extendable for a single additional period of one year at the market rate.

ii)     The loan will be paid at maturity or in advance through the full and unconditional assignment to TGS of all the Company’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and said increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Act No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)     In all cases, compensatory and punitive interest will be fully paid at maturity or in advance in freely available U.S. dollars.

iv)    Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT as from the loan’s effective date and until the date of this odification, at a 6.8 % annual nominal rate plus VAT until its maturity date, and in case the loan is extended, at the market rate to be determined for the following annual period as from October 6, 2014 and until the date all amounts owed under the loan are fully paid off. Compensatory interest will mature and be payable in a lump sum together with the cancellation of principal on the applicable maturity date.

NOTE 19: DEFERRED REVENUES

	03.31.2013	12.31.2012

Related to IFRIC 12	-	230,061,265
Customer contributions not subject to return	34,365,761	34,366,000
	34,365,761	264,427,265

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: SALES

	03.31.2013	03.31.2012

Sales of energy to the SPOT Market	320,521,712	440,441,369
Energy sales Resolution No. 220/07	36,985,470	100,282,166
Sales of energy to the Forward Market	101,739,906	106,644,141
Energy plus sales	57,887,114	45,408,307
Other sales	4,803,257	4,180,202
Generation subtotal	521,937,459	696,956,185

Energy sales	825,183,421	702,051,696
Right of use of posts	10,377,464	5,870,285
Connection and reconnection charges	817,998	1,882,535
Distribution subtotal	836,378,883	709,804,516

Gas sales	22,260,378	18,686,458
Oil and liquid sales	1,735,507	945,337
Other sales	8,570,548	134,945
Holding and others subtotal	32,566,433	19,766,740

Intersegment sales	1,137,955	1,970,067

Total sales	1,392,020,730	1,428,497,508

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: COST OF SALES

	03.31.2013	03.31.2012
Inventories at the beginning of the year	103,330,353	37,959,253

Loss for the period
Purchases of inventories and of energy from the distribution segment	453,429,247	449,407,781

Salaries and social benefits	214,519,753	120,608,419
Accrual of defined benefit plans	6,385,634	8,769,034
Fees and compensations for services	148,521,007	96,622,316
Property, plant and equipment depreciations	75,233,378	82,458,906
Depreciation of biological assets	10,202	-
Gas production	2,087,007	1,157,154
Intangible assets amortization	4,860,806	4,839,288
Gas consumption	117,171,993	206,890,366
Purchase of energy	111,499,941	99,205,377
Fuel consumption	138,269,479	102,613,171
Transport of energy	4,236,794	5,162,419
Material and spare parts consumption	30,939,945	24,714,321
Penalties	67,745,194	23,002,000
Maintenance	44,254,346	11,371,665
Royalties and fees	11,562,213	10,015,860
Rental and insurance	14,330,257	9,980,958
Surveillance and security	4,321,143	3,087,111
Taxes, rates and contributions	4,084,615	2,235,870
Communications	1,854,487	1,903,310
Other	3,103,271	1,627,446
Subtotal	1,004,991,465	816,264,991

Inventories at the end of the period	(68,870,135)	(41,928,410)
Cost of sales	1,492,880,930	1,261,703,615

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: SELLING EXPENSES

	03.31.2013	03.31.2012
Salaries and social benefits	44,420,856	23,789,951
Accrual of defined benefit plans	976,608	-
Fees and compensations for services	37,422,637	33,209,512
Property, plant and equipment depreciations	1,994,503	1,876,152
Penalties	7,400,000	1,240,000
Doubtful accounts	8,204,596	3,914,790
Surveillance and security	131,459	179,485
Taxes, rates and contributions	19,113,732	11,292,114
Communications	7,448,928	4,795,790
Other	210,317	2,825,474
	127,323,636	83,123,268

NOTE 23: ADMINISTRATIVE EXPENSES

	03.31.2013	03.31.2012
Salaries and social benefits	56,406,786	50,443,452
Accrual of defined benefit plans	1,096,452	16,634
Fees and compensations for services	30,649,959	19,471,408
Directors and Sindycs’ fees	4,132,049	6,723,231
Reserve for directors’ options	2,236,338	2,236,338
Property, plant and equipment depreciations	3,674,511	1,922,659
Intangible assets amortization	1,038,924	2,043,216
Material and spare parts consumption	1,298,778	769,257
Maintenance	290,040	1,393,963
Transport and per diem	499,643	1,099,955
Rental and insurance	8,113,836	6,069,533
Surveillance and security	2,702,407	1,435,690
Taxes, rates and contributions	4,113,059	2,985,550
Communications	1,139,077	1,312,553
Advertising and promotion	961,596	609,415
Other	2,028,399	3,646,728
	120,381,854	102,179,582

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: OTHER OPERATING INCOME AND EXPENSES

Other operating income	03.31.2013	03.31.2012
Insurance recovery	37,421,519	34,841,302
Recovery of expenses and provisions	1,815,939	16,559,987
Other	3,879,391	4,424,159
Total other operating income	43,116,849	55,825,448

Other operating loss
Allowances for contingencies	(1,099,643)	(6,999,123)
Voluntary retirements - bonus	(4,761,924)	(3,640,140)
Decreaeses in property, plant and equipment and intangible assets	(404,155)	(1,319,919)
Severance paid	(998,862)	(1,195,563)
Allowances for other receivables	(3,183,518)	-
Net expense techniques	(2,926,185)	(2,132,205)
Donations and contributions	(1,332,891)	(2,151,432)
Other	(2,804,453)	(2,292,363)
Total other operating loss	(17,511,631)	(19,730,745)

NOTE 25: FINANCIAL RESULTS

Finance income	03.31.2013	03.31.2012
Comercial interest	22,119,402	10,605,762
Financial interest and other	11,638,709	8,666,169
Total finance income	33,758,111	19,271,931

Finance cost
Comercial interest	(79,696,847)	(1,341,000)
Fiscal interest	(9,106,844)	(5,127,482)
Financial interest and other	(82,212,360)	(108,535,145)
Taxes and bank commissions	(23,089,036)	(12,989,697)
Other finance costs	(496,350)	(2,808,329)
Total finance cost	(194,601,437)	(130,801,653)

Other finance results
Foreing currency exchange difference	(103,868,241)	(41,977,434)
Result from repurchase of financial debt	27,582,740	-
Changes in the fair value of financial instruments	31,173,713	13,871,551
Proceeds from current value measurement	(17,208,838)	(1,077,629)
Other finance results	49,928	2,472,784
Total other finance results	(62,270,698)	(26,710,728)
Other finance results, net	(223,114,024)	(138,240,450)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business.

The calculation of earnings per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the earnings per share; therefore, no dilutive effect was considered, and the diluted equaled the basic loss per share.

	03.31.2013	03.31.2012
Loss attributable to the equity holders of the company during the period from continuing operations	(299,876,703)	(68,187,051)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted loss per share from continuing operations	(0.2281)	(0.0519)

	03.31.2013	03.31.2012
(Loss) earnings attributable to the equity holders of the company during the period for discontinued operations	(86,717,449)	20,995,264
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from discontinued operations	(0.0660)	0.0160

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

03.31.2012
Earnings attributable to the equity holders of the company during the period for discontinued operations	20,995,264
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	158,859,008
Weighted average amount of outstanding shares for diluted profit per share	1,473,169,903
Diluted earnings per share from discontinued operations	0.0143

NOTE 27: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  CTLL, HINISA, HIDISA, CTG, CPB, Powerco, ENDISA, EGSSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest through Citece in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of March 31, 2013, and pursuant to the divestment mentioned in Note 31, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information at March 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	521,937,459	65,801,655	836,378,883	32,566,433	-	1,456,684,430
Intersegment sales	2,002,563	-	-	4,428,030	(5,292,638)	1,137,955
Cost of sales	(554,430,474)	(73,020,507)	(916,503,397)	(21,947,059)	-	(1,565,901,437)
Gross profit	(30,490,452)	(7,218,852)	(80,124,514)	15,047,404	(5,292,638)	(108,079,052)

Selling expenses	(12,359,312)	-	(113,916,932)	(1,047,392)	-	(127,323,636)
Administrative expenses	(31,458,255)	(17,564,108)	(75,082,583)	(17,125,019)	3,290,075	(137,939,890)
Other operating income	38,630,631	1,291,655	3,345,430	1,138,985	-	44,406,701
Other operating expenses	(2,252,470)	(1,017)	(11,820,208)	(3,437,936)	-	(17,511,631)
Share profit of associates	-	-	-	5,538,857	-	5,538,857
Operating profit	(37,929,858)	(23,492,322)	(277,598,807)	114,899	(2,002,563)	(340,908,651)

Finance income	15,414,533	21,581,747	19,276,887	1,264,827	(2,198,136)	55,339,858
Finance cost	(49,698,494)	(14,292,820)	(143,534,043)	(3,536,007)	2,170,589	(208,890,775)
Other finance results	(45,293,287)	(11,442,854)	(79,482,630)	62,505,213	-	(73,713,558)
Profit before income tax	(117,507,106)	(27,646,249)	(481,338,593)	60,348,932	(2,030,110)	(568,173,126)

Income tax	40,899,884	9,245,287	30,527,205	1,346,806	-	82,019,182
(Loss) Profit for the period from continuing operations	(76,607,222)	(18,400,962)	(450,811,388)	61,695,738	(2,030,110)	(486,153,944)

Discontinued operations	-	(717,837)	(130,068,033)	-	2,030,110	(128,755,760)
Adjustment non-controlling interest in joint ventures	-	8,886,989	-	-	-	8,886,989
Total comprehensive (loss) profit of the period	(76,607,222)	(10,231,810)	(580,879,421)	61,695,738	-	(606,022,715)

Total (loss) profit attributable to:
Owners of the Company	(84,644,363)	(10,231,810)	(353,413,717)	61,695,738	-	(386,594,152)
Non - controlling interest	8,037,141	-	(227,465,704)	-	-	(219,428,563)

Depreciation and amortization (2)	20,354,353	10,244,655	54,565,520	14,128,790	-	99,293,318

Additional consolidated information as of March 31, 2013
Assets	3,384,722,087	801,970,678	7,004,330,915	1,544,929,648	(319,897,573)	12,416,055,755
Liabilities	2,221,713,893	540,014,339	7,442,098,023	685,177,972	(319,897,573)	10,569,106,654

(1) Includes financial results generated by financial debt issued by EASA for Ps. 33.2 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information at March 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	696,956,185	61,127,638	709,804,516	19,766,740	-	1,487,655,079
Intersegment sales	2,149,392	20,940	-	16,953,684	(17,133,008)	1,991,008
Cost of sales	(556,160,214)	(63,681,483)	(696,992,675)	(11,131,130)	2,580,404	(1,325,385,098)
Gross profit	142,945,363	(2,532,905)	12,811,841	25,589,294	(14,552,604)	164,260,989

Selling expenses	(11,492,858)	-	(71,122,757)	(507,653)	-	(83,123,268)
Administrative expenses	(25,595,872)	(14,743,041)	(57,498,547)	(33,629,520)	14,552,604	(116,914,376)
Other operating income	34,033,024	1,174,343	17,836,959	3,955,452	-	56,999,778
Other operating expenses	(2,939,317)	(4,292)	(15,989,577)	(797,559)	-	(19,730,745)
Share profit of associates	-	-	-	2,072,023	-	2,072,023
Operating profit	136,950,340	(16,105,895)	(113,962,081)	(3,317,963)	-	3,564,401

Finance income	13,380,048	18,020,858	7,721,533	189,006	(2,018,655)	37,292,790
Finance cost	(62,705,310)	(12,522,455)	(57,260,863)	(12,851,492)	2,018,655	(143,321,465)
Other finance results	150,134	(2,818,097)	(22,181,379)	(4,679,626)	-	(29,528,968)
Profit before income tax	87,775,212	(13,425,589)	(185,682,790)	(20,660,075)	-	(131,993,242)

Income tax	(28,523,885)	4,421,226	41,572,115	(570,426)	-	16,899,030
(Loss) Profit for the period from continuing operations	59,251,327	(9,004,363)	(144,110,675)	(21,230,501)	-	(115,094,212)

Discontinued operations	-	(379,336)	39,965,000	-	-	39,585,664
Adjustment non-controlling interest in joint ventures	-	4,149,201	-	-	-	4,149,201
Total comprehensive (loss) profit of the period	59,251,327	(5,234,498)	(104,145,675)	(21,230,501)	-	(71,359,347)

Total (loss) profit attributable to:
Owners of the Company	47,214,012	(5,234,498)	(67,940,800)	(21,230,501)	-	(47,191,787)
Non - controlling interest	12,037,315	-	(36,204,875)	-	-	(24,167,560)

Depreciation and amortization (2)	35,263,584	10,399,215	58,984,296	8,486,680	-	113,133,775

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,762,476,788	1,387,430,604	(332,909,916)	12,023,398,769
Liabilities	2,115,695,457	571,389,759	6,640,806,209	570,001,566	(332,909,916)	9,564,983,075

(1) Includes financial results generated by financial debt issued by EASA for Ps. 19 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the consolidated condensed interim comprehensive income statement is presented below:

Consolidated statement of operation information at March 31, 2013	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,456,684,430	(65,801,655)	1,390,882,775
Intersegment sales	1,137,955	-	1,137,955
Cost of sales	(1,565,901,437)	73,020,507	(1,492,880,930)
Gross loss	(108,079,052)	7,218,852	(100,860,200)

Selling expenses	(127,323,636)	-	(127,323,636)
Administrative expenses	(137,939,890)	17,558,036	(120,381,854)
Other operating income	44,406,701	(1,289,852)	43,116,849
Other operating expenses	(17,511,631)	-	(17,511,631)
Share loss of Joint Ventures	-	(10,223,048)	(10,223,048)
Share profit of associates	5,538,857	-	5,538,857
Operating (loss) profit	(340,908,651)	13,263,988	(327,644,663)

Finance income	55,339,858	(21,581,747)	33,758,111
Finance cost	(208,890,775)	14,289,338	(194,601,437)
Other finance results	(73,713,558)	11,442,860	(62,270,698)
Finance results, net	(227,264,475)	4,150,451	(223,114,024)
(Loss) Profit before income tax	(568,173,126)	17,414,439	(550,758,687)

Income tax	82,019,182	(9,245,287)	72,773,895
(Loss) Profit before income tax	(486,153,944)	8,169,152	(477,984,792)

Discontinued operations	(128,755,760)	717,837	(128,037,923)
Adjustment non-controlling interest in Joint Ventures	8,886,989	(8,886,989)	-
Loss for the period	(606,022,715)	-	(606,022,715)

Depreciation and amortization	99,293,318	(10,244,656)	89,048,662

Additional consolidated information as of March 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,416,055,755	(659,208,127)	11,756,847,628
Liabilities	10,569,106,654	(539,994,565)	10,029,112,089

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

Consolidated statement of operation information at March 31, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,486,959,596	(61,094,639)	1,425,864,957
Intersegment sales	2,686,491	(53,940)	2,632,551
Cost of sales	(1,325,385,098)	63,681,483	(1,261,703,615)
Gross profit	164,260,989	2,532,904	166,793,893

Selling expenses	(83,123,268)	-	(83,123,268)
Administrative expenses	(116,914,376)	14,734,794	(102,179,582)
Other operating income	56,999,778	(1,174,330)	55,825,448
Other operating expenses	(19,730,745)	-	(19,730,745)
Share loss of Joint Ventures	-	(5,219,598)	(5,219,598)
Share profit of associates	2,072,023	-	2,072,023
Operating profit	3,564,401	10,873,770	14,438,171

Finance income	37,292,790	(18,020,859)	19,271,931
Finance cost	(143,321,465)	12,519,812	(130,801,653)
Other finance results	(29,528,968)	2,818,240	(26,710,728)
Finance results, net	(135,557,643)	(2,682,807)	(138,240,450)
(Loss) Profit before income tax	(131,993,242)	8,190,963	(123,802,279)

Income tax	16,899,030	(4,421,098)	12,477,932
Loss for the period from continuing operations	(115,094,212)	3,769,865	(111,324,347)

Discontinued operations	39,585,664	379,336	39,965,000
Adjustment non-controlling interest in Joint Ventures	4,149,201	(4,149,201)	-
Loss for the period	(71,359,347)	-	(71,359,347)

Depreciation and amortization	105,775,775	(10,399,216)	95,376,559

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,023,398,769	(699,473,658)	11,323,925,111
Liabilities	9,564,983,075	(571,373,108)	8,993,609,967

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of March 31, 2013 and December 31, 2012. The Company does not have any financial liabilities measured at fair value as of the stated dates.

As of March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	27,580,127	-	-	27,580,127
Government securities	54,268,861	4,485,142	-	58,754,003
Shares	65,465,995	-	70,630	65,536,625
Trust	-	261,946,419	-	261,946,419
Cash and cash equivalents
Mutual funds	352,956,639	-	-	352,956,639
Total assets	147,314,983	266,431,561	70,630	413,817,174

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,803,704	-	70,630	64,874,334
Trust	-	241,829,350	-	241,829,350
Cash and cash equivalents
Mutual funds	188,305,161	-	-	188,305,161
Total assets	169,801,459	247,331,568	70,630	417,203,657

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: the current value of contractual cash flows is used, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the measurement of the underlying fair value, which amounts to 40% of CIESA’s shares. To ascertain this value, a measurement of the fair market of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a)    Sales of goods and services

	03.31.2013	03.31.2012
Joint ventures
Transener	1,137,955	1,970,067
	1,137,955	1,970,067

Correspond to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity

b)      Purchases of goods and services

	03.31.2013	03.31.2012
Joint ventures
Transener	(808,700)	(1,026,914)
	(808,700)	(1,026,914)

Correspond to maintenance services.

c)     Financial cost

	03.31.2013	03.31.2012
Other related parties
PYSSA	(27,000)	(14,423)
TGS	(2,177,803)	(1,992,005)
	(2,204,803)	(2,006,428)

Correspond mainly to interest on loans received.

d)    Other finance results

	03.31.2013	03.31.2012
Other related parties
SACME	(3,387,014)	(2,458,282)
	(3,387,014)	(2,458,282)

Correspond mainly to interest earned on loans received.

e)         Capital Integration

	03.31.2013	03.31.2012
Joint ventures
CITELEC	(205,386)	-
	(205,386)	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

f)      Balances with related parties:

As of March 31, 2013	Financial assets	Trade receivables	Other receivables		Accounts payable	Other payables	Borrowings
	Non Current	Current	Non Current	Current	Current	Current	Current
Joint ventures
Transener	-	1,166,054	-	-	104,893	-	-
Other related parties		-	-	-	-	-	-
CIESA	-	-	7,182,868	-	-	-	-
CYCSA	-	-	-	503,645	-	-	-
Trust CIESA	261,946,419	-	-	-	-	-	-
Grupo Dolphin	-	-	-	72,600	-	-	-
SACME	-	-	-	9,006,993	-	2,122,325	-
TGS	57,937,284	-	-	-	-	-	146,021,870
UTE Apache	-	-	-	-	-	1,223,541	-
	319,883,703	1,166,054	7,182,868	9,583,238	104,893	3,345,866	146,021,870

As of December 31, 2012	Financial assets	Trade receivables	Other receivables		Accounts payable	Borrowings
	Non Current	Current	Non Current	Current	Current	Current
Joint ventures
Transener	-	1,014,243	-	25,671	128,369	-
Other related parties
CIESA	-	-	6,671,076	-	-	-
CYCSA	-	-	-	356,365	-	-
Trust CIESA	241,829,350	-	-	-	-	-
Grupo Dolphin	-	-	-	254,100	-	-
TGS	58,608,616	-	-	6,488,030	-	138,048,024
	300,437,966	1,014,243	6,671,076	7,124,166	128,369	138,048,024

NOTE 30: CONTINGENCIES

As at the issuance of these condensed interim consolidated financial statements, there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2012 with the exception of the following:

i.      Edenor

Legal action brought by Edenor (“EDENOR S.A. VS RESOLUTION No. 32/11 OF THE ENRE”)

i)      Purpose: By this action, Edenor challenges such resolution, which established the following:

-          That Edenor be fined in the amount of Ps. 0.8 million due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of Ps. 0.4 million due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/99 of the ENRE.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

ii)     Amount: Ps. 22.3 million.

Procedural stage of the proceedings: on July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place at the date of issuance of these consolidated financial statements. Furthermore, on October 28, 2011 Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained. On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. The Company and its legal advisors are analyzing the steps to be followed.

iii)   Conclusion: At the end of the three month period ended March 31, 2013, the provision recorded in relation to the aforementioned compensations amounts to Ps. 31.9 million including principal amount and accrued interest. It is estimated that this case will not come to an end during 2013

Legal action brought by the Company (“EDENOR SA VS ENRE, ACTION FOR THE PROTECTION OF THE COMPANY’S RIGHTS (“AMPARO”)

i)      Purpose: the adoption by the ENRE, in the performance of its duties, of those measures which in the opinion of Edenor are not only urgently needed but also essential for the provision of the public service of electricity distribution and sale on a continuous, regular and safe basis as stipulated in the “Concession Agreement”.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: service of the notice of the complaint filed against the ENRE was ordered at the same time as it was resolved, on February 19, 2013, that the precautionary measure requested be rejected in first instance. This decision was appealed by the Company to the Court of Appeals in the time and under the formalities prescribed by law.

iv)   Conclusion: it is estimated that this case will not come to an end during 2013

ii.    CTLL

Conversion to combined cycle generation plant CTLL

Legal actions for breach of the Contractor

Due to the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 178 MW) and other breaches by the Contractor, CTLL demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, as well as damages for other breaches. As both requirements were rejected, CTLL executed the bank performance bonds set forth by the Project’s Agreements.

As a result of these executions, on November 14, 2011, BBVA transferred to CTLL the amounts of US$ 0.9 million and US$ 6 million as payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

Later, the Contractor requested CTLL to issue the work’s Provisional Reception Certificate, which request was rejected by CTLL, alleging that the Contractor had breached the contractual conditions required to such effect. CTLL proposed the contractor to sign an alternative Provisional Reception Certificate reflecting the actual status of the work as at November 2011.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

On December 1, 2011, the Secretariat of the International Chamber of Commerce notified CTLL of the request for arbitration filed by the Contractor, and basically included the following claims:

(i)            The granting of the provisional reception certificate under the Construction Agreement;

(ii)          The return of the amounts collected by CTLL through the execution of the sureties issued by BBVA;

(iii)         The payment of damages, not yet assessed, which would result from CTLL's actions regarding points (i) and (ii) above.

On December 30, 2011, CTLL filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby CTLL seeks a comprehensive redress of the damages sustained as a result of these breaches.

Furthermore, on December 27, 2011, CTLL was served notice of a seizure of its stock holding in CTG in the amount of US$ 8.2 million ordered by a Court of the City of Buenos Aires, as well as a seizure of any amounts it may collect from CAMMESA for the above-indicated amount (the “Seizures”). The seizures were requested by the Contractor through an injunctive order regarding the previously-mentioned arbitration, whereby the Contractor demands CTLL to return the amounts paid by BBVA pursuant to the above-mentioned performance bonds (the “Argentine Injunctive Order”).

On January 11, 2012, the Court passing the injunctive order sustained CTLL’s request to substitute the seizures by a surety bond. As at the date hereof, this substitution has been ratified. On May 21, 2012, the Commercial Chamber of Appeals of the City of Buenos Aires confirmed the effectiveness of the injunctive order until the final conclusion of the arbitration proceeding.

Additionally to what has been expressed so far, CTLL also executed a surety issued by Commerzbank, Madrid branch (“Commerzbank”) upon request of the Contractor in the amount of US$ 13.2 million to guarantee the performance of the obligations arising from the Provision Agreement. This surety was executed after the Contractor rejected CTLL’s redress request for the damages resulting from its breaches, among others, of its obligation to provide a turbine capable of generating 178 MW, which was estimated at approximately US$ 27 million..

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an injunctive order before a Commercial Court of Madrid, Spain (the “Spanish Injunctive Order”), which was sustained (ex-parte) on December 29, 2011, and notice of which was served on CTLL on January 23, 2012. This Spanish Injunctive Order demanded CTLL to refrain from executing the surety in question for an amount higher than US$ 1.2 million (the amount of the performance penalties which, according to the Contractor, would be the only amount owed under the Supply Agreement). Additionally, the Spanish Injunctive Order demanded that the surety bank should refrain from paying to CTLL any amount exceeding US$ 1.2 million until the conclusion of the arbitration proceeding. On March 20, 2012, the intervening judge revoked the Spanish Injunctive Order. Finally, on June 14, 2012, Commerzbank transferred to CTLL the amount of US$ 13.2 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

On October 11, 2012, CTLL was notified of the expansion of the seizure ordered by the Court of the City of Buenos Aires for an amount of US$ 12 million by virtue of the execution by CTLL of the surety issued by Commerzbank after discounting US$ 1.2 million, the amount owed to CTLL based on the Contractor’s allegations. CTLL appealed this decision, the resolution of which is still pending. However, CTLL obtained a substitution of said seizure by a surety bond.

On March, 2012, the Contractor filed its answer to CTLL’s counterclaim and, in turn, CTLL answered the amendment to the complaint filed by the former. On April 5, 2012, the Arbitration Court was organized with the appointment of its president by the International Court of Arbitration. On July 30, 2012 the Terms of Reference were executed, and the Court’s scheduling was fixed.

On March 27, 2013, the parties filed their claim memorials in the arbitration held under the rules of the International Chamber of Commerce. The Contractor quantified its claims at US$ 97.5 million, an amount which includes US$ 71.5 million on account of reputational damages. On the other hand, CTLL quantified its claims in the total amount of US$ 148.3 million.

CTLL has not yet quantified other damages sustained as a result of the Contractor’s breaches, which it will be timely do at the proper procedural stage.

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the MEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

As at the issuance hereof, CTLL is committed to conducting the generator and turbine rotors’ repair works, which have been assigned to the supplier Alstom. Rotors were sent to the supplier’s workshops in Switzerland and returned to the country in early May. Alstom was also hired for their assembly and start-up. The final tests and verifications are currently being conducted, which are expected to conclude at the end of May.

CTLL requested the Arbitration Court to allow the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

Claim compensation insurers

As regards this last accident, CTLL is making the necessary filings with the insurance companies and following the usual procedures to receive the compensations for the damages sustained as a result of the new failure and minimize losses in connection with the WEM Supply Agreement. After reporting the incident, CTLL has answered several questions made by the insurance companies and has received the insurance companies’ agents. Although this proceeding is long due to the complexity of the Project, the type of accident and the large scope of the damages suffered, insurance companies have sustained the claim and made some advances. As at the issuance hereof, it has received advances from insurance companies amounting to Ps. 40.5 million.

NOTE 31: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

a.     Company sale agreements and Companies available for sale:

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer will be paid through the delivery of Edenor’s debt securities for an amount equivalent, at the date of the acceptance of the offer, to US$ 80 million. Such delivery will be guaranteed by a contribution of Ps. 326 million in Argentina’s sovereign debt bonds to be made by the Buyer to a trust.

The aforementioned trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

On April 5, 2013 (the closing date of the transaction), the trust received Argentine government bonds for the equivalent of Ps. 262 million nominal value, considering the market value of those government bonds at the date of the transaction. In this regard, and prior to December 31, 2013, the buyer will be required to deposit in the Trust Argentina’s sovereign debt bonds for an approximate amount equivalent to Ps. 64 million considering the market value at the date of the transaction. As a result of the liquidation of the bonds received, the trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

At the date of these condensed interim consolidated financial statements, the trust has purchased, in the open market, U$S 17.3 million nominal value of Edenor Corporate Notes due in 2022.

At the date of the transaction Edenor divests the AESEBA segment, which results in a loss of Ps. 104.9 million after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by Edenor insofar as such transaction takes place.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

b.     Assets held for sale and associated liabilities

EMDERSA Holding’s interest on its associate EMDERSA and Edenor’s interest in AESEBA have been classified as held for sale after Edenor’s management decision to discontinue such operations.

These assets should be valued at the lower of their book value and their net realizable value (estimated realizable value less selling expenses). As at March 31, 2013 and December 31, 2012, these assets were valued at their net realizable value, since it is lower than their book value.

The main types of assets and liabilities are:

	03.31.2013	12.31.2012

Properties, plant and equipment (1)	200,147,906	112,183,646
Intangible assets (2)	693,958,073	-
Trade and other receivables	303,960,338	73,838,056
Infrastructure under construction	97,675,691	-
Deferred tax asset	36,745,012	36,873,121
Inventories	46,873,153	1,147,690
Cash and cash equivalents	27,926,371	11,154,421
Total assets classified as held for sale	1,407,286,544	235,196,934

Trade and other payables	417,866,682	125,818,661
Borrowings	111,221,284	4,622,697
Deferred revenues	245,316,798	-
Salaries and social security payable	49,201,124	10,011,859
Defined benefit plans	41,745,684	-
Deferred tax liabilities	14,053,983	-
Taxes payable	56,212,692	6,073,425
Provisions	16,888,991	9,309,881
Total liabilities associated to assets classified as held for sale	952,507,238	155,836,523

(1) The breakdown is:
Properties, plant and equipment acording to Note	200,147,906	127,932,133
Impairment adjustment to net realizable value	-	(15,748,487)
	200,147,906	112,183,646

(2) The breakdown for this item is:
Intangible assets	850,392,010	-
Impairment adjustment to net realizable value	(156,433,937)	-
	693,958,073	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.       Statement of comprehensive income

	03.31.2013	03.31.2012

Sales	275,982,715	448,667,000
Cost of sales	(189,559,477)	(286,264,000)
Gross profit	86,423,238	162,403,000

Selling expenses	(32,199,358)	(50,610,000)
Administrative expenses	(14,901,079)	(36,248,000)
Other operating income	424,256	28,000
Other operating expenses	(73,129,855)	(1,545,000)
Operating (loss) income	(33,382,798)	74,028,000

Financial income	1,321,381	4,736,000
Financial cost	(15,199,151)	(46,827,000)
Other finance results	(5,528,627)	4,977,000
Financial results, net	(19,406,397)	(37,114,000)
(Loss) income before income tax	(52,789,195)	36,914,000

Income tax	(8,236,531)	(11,286,000)
(Loss) Income after income tax	(61,025,726)	25,628,000

Loss on sale of assets classified as held for sale	(156,433,937)	14,337,000
Tax effect	89,421,740	-
Total (loss) income of the period	(128,037,923)	39,965,000

Total (loss) income of the period attributable to:
Owners of the company	(86,717,449)	20,995,264
Non - controlling interest	(41,320,474)	18,969,736
	(128,037,923)	39,965,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

Distribution

In the three-month period ended March 31, 2013 and in the last two fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to the delay in obtaining rate increases and recognition of MMC, requested in the presentations made until now by the Company in accordance with the terms of the Adjustment Agreement, which have led the Company to report negative equity as of March 31, 2013.

It is worth mentioning that Edenor has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this regard, and among other measures, Edenor has (i) made all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (ii) made arrangements for and obtained the payment in advance by the Federal Government of amounts relating to the Framework Agreement; (iii) collected the total amount of the loans granted to subsidiary companies (except for EDELAR), and (iv) sold or made available for sale the totality of its investments in subsidiaries.

Furthermore, Edenor has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution 347/12, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the increase in salary and third-party costs for the year 2013.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, an action for the protection of Edenor’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought to abate the ENRE’s unlawful omission, as the Application Authority, to not only adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in the agreement and the law, but also to carry out the Overall Electricity Rate Renegotiation process, thus preventing Edenor from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, mainly, safe manner.

With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013. We consider this situation as a transitional system to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the aforementioned, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, Edenor stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as Edenor does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

Should the conditions existing at the date of these condensed interim consolidated financial statements continue, the Edenor’s Board of Directors believes that Edenor’s economic and financial situation will continue to deteriorate and cash flows and operating results for the year 2013, and financial ratios, will be negatively impacted.

At March 31, 2013, the Edenor’s negative equity amounts to Ps. 92.25 million. Therefore, should this situation continue to remain by the end of the current fiscal year, the Company will be subject to complying with the provisions of Section 94, sub-section 5, of the Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock. As of the date of issuance of these condensed interim consolidated financial statements, Edenor’s Board of Directors is analyzing different scenarios aimed at improving the Edenor’s financial situation while taking the appropriate steps with the authorities

In light of the above-mentioned, Edenor’s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action, nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Contemplating the delay in the integral tariff revision or implementation of the new compensation scheme announced, under the uncertainties of the previous year continued during the period being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other mechanism to compensate cost increases, in addition to the revenue obtained as a result of Resolution 347/12 or the funds derived from the PUREE, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Edenor’s operations, Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Edenor’s control, such as the requested electricity rate increases, the Edenor’s Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the adjustments or reclassifications that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents more than 60% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) Pampa Energía is not a guarantor of any indebtedness incurred by Edenor; iii) Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between Pampa Energía and Edenor, except for the existing debt on the Company for the purchase of EGSSAH; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The allowance for recoverability recorded at December 31, 2012 has not changed significantly to date of these interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Transmission

As at the issuance of these Condensed Interim Consolidated Financial Statements, there have been no meaningful changes in Citelec regarding the uncertainty on the realization of its projections based on the disclosures made in the consolidated financial statements for the period ended December 31, 2012.

Generation

During this period, CPB’s economic and financial situation has continued to worsen, with an increase in operating losses and a fund operative deficit. The continuous imbalance between income and operating costs CPB is experiencing since late 2011 has resulted in a shortage of resources which generates important delays in the replacement of certain components of the plant’s equipment and, consequently, limits the production capacity of the generating units, which are working at about 50% of their rated power.

This situation has been ameliorated by the supply of funds from the financing granted by CAMMESA pursuant to ES Resolution No. 146/02, which has allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30. As a result of these activities, the first unit’s rated power has been reached and the same results are expected for the second unit after the conclusion of maintenance works, which is estimated to take place halfway through May.

On the other hand, as regards the announced modifications in the generation activity remuneration scheme (See Note 2 –Generation), ES Resolution No, 95/13 creates a new methodology and value for the calculation of remuneration which would substantially modify CPB’s income in case it meets the availability parameters allowing it to collect the maximum stated remuneration. According to estimates by the management, the full collection of the remuneration established by said resolution would allow CPB to overcome the difficult situation it is undergoing and reach an equilibrium condition in terms of operating expenses, although it would not yet be able to generate the resources necessary to afford the capital investments necessary to keep the plant’s operating capacity under normal conditions.

As at December 31, 2012, CPB’s management has made projections in order to evaluate the recoverability of long-term assets related to the generation plant under the assumption that it would obtain an improvement in its electric generation remuneration based on the circumstances foreseen as at that date.

Since as at the issuance hereof, and as mentioned in Note 2, CPB has not yet waived its right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Agreement and/or ES Resolution No. 406/03, it has not yet modified the assumptions used for the evaluation of recoverability mentioned in the previous paragraph. Once the necessary conditions for the Company to fall within Resolution No. 95/13 have been met, CPB’s management will evaluate its impact on the company’s projections.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

CPB’s management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated. Therefore, significant differences may arise as compared to the estimates used and assessments made as of that date.

NOTE 33: WORKING CAPITAL DEFICIT

As of March 31, 2013, the Company’s working capital was negative and amounted to Ps. 1,457.6 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 1,116.8 million as a result of its current economic and financial situation, which is detailed in Note 32. In the Generation segment, subsidiaries CTG and CTLL kept a consolidated working capital deficit in the amount of Ps. 231 million. The Company expects throw back its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTE 34: SUBSEQUENT EVENTS

Shareholders’ meeting

On April 26, 2013, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to bear losses for Ps. 649,694,254 for the fiscal year ended on December 31, 2012 against the accumulated retained earnings as at that date, and for the remaining balance, amounting to Ps. 771,796,574, against additional paid-in capital.

Resolution No. 250/13

On May 9, 2013, Edenor was notified of ES Resolution No. 250/13 which, among other things, would allow it to offset its debts under PUREE (which, according to said Resolution, amount to Ps. 1,483.3 million) against the receivables it has on account of the application of the MMC set forth in the Concession Contract’s Renegotiation Agreement, which have not been recognized until the month of February of this current year (and which, according to such Resolution, amount to Ps. 2,237.8 million). Furthermore, the Resolution instructs CAMMESA to issue LVFVDs in excess of the previously mentioned compensation, authorizing it to receive them as partial payment of CAMMESA’s debts with Edenor as at the passing of the resolution.

The content and scope of this resolution is currently being analyzed by Edenor, since, based on a preliminary analysis, it may result in a reversal of Edenor and its directly and indirectly controlling companies (EASA and IEASA)’s negative equity situation.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of
Pampa Energía S.A.
Legal address: Ortiz de Ocampo 3302, Edificio 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1.       We have reviewed the condensed interim consolidated financial statements of Pampa Energía S.A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the condensed interim consolidated statements of financial position as of March 31, 2013, the related condensed interim consolidated statements of total comprehensive income for the three-month period then ended, the condensed interim consolidated statements of changes in equity and the condensed interim consolidated statements of cash flows for the three-month period then ended with the complementary selected Notes.  The amounts and other information related to fiscal year 2011 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

2.      The preparation and issuance of these financial statements are the responsibility of the Company´s management, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mention in paragraph 1. in accordance with International Accounting Standards (IAS) 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3.

3.      Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Consequently, we do not express any opinion on the consolidated financial position, consolidated statements of total comprehensive income, and consolidated cash flows of the Company.

4.        As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment and Intangible Assets (including those recognized at the time of acquisition) for Empresa Distribuidora y Comercializadora S.A. (Edenor), based on forecasts of the outcome of tariff updates requested by Edenor.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment and Intangible Assets (including those recognized at the time of acquisition) of Edenor will exceed their respective net book values.

5.      As indicated in Note 32 of the condensed interim consolidated financial statements, in relation to the participation in the joint venture on Compañía Inversora en Transmisión Eléctrica CITELEC S.A. (CITELEC), this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. y Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

6.      As indicated in Note 32 of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment for Central Piedra Buena S.A. (CPB), based on forecasts of the outcome of the Company's expected increases in remuneration for electricity generation.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these condensed interim consolidated financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment of CPB will exceed their respective net book values.

7.      Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 4., 5. and 6., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements of Pampa Energía is not prepared in all material respects, in accordance with IAS 34.

8.       In compliance with current regulations, we report that:

a)        the condensed interim consolidated financial statements of the Company are in process of being transcribed into the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)        the condensed interim separate financial statements of the Company (included in the Spanish version of the financial statements). derive from accounting records carried in all formal respects in accordance with legal requirements;

c)        we have read the summary of activities as of March 31, 2013, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 4., 5. and 6.;

d)    as of March 31, 2013 the were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, May 10, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.